UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-36185

DYNAGAS LNG PARTNERS LP

(Translation of registrant's name into English)

97 Poseidonos Avenue and 2 Foivis Street

166 74 Glyfada, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated December 1, 2023, announcing the results of its 2023 Annual Meeting of Limited Partners.

The information contained in this Report is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-240014) that was filed with the U.S. Securities and Exchange Commission with an effective date of August 19, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAGAS LNG PARTNERS LP (Registrant)
Date: December 1, 2023
By: /s/ Michael Gregos Michael Gregos Chief Financial Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS LP ANNOUNCES RESULTS OF 2023 ANNUAL MEETING OF LIMITED PARTNERS

ATHENS – December 1, 2023 – Dynagas LNG Partners LP (the “Partnership”) (NYSE: “DLNG”), an owner and operator of liquefied natural gas carriers, conducted its Annual Meeting of Limited Partners on November 30, 2023, in Athens, Greece. The following resolutions were approved:

1.

To elect Dimitris Anagnostopoulos as a Class III Director to serve for a three-year term until the 2026 Annual Meeting of Limited Partners; and

2.

To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership’s independent auditors for the fiscal year ending December 31, 2023.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a master limited partnership which owns and operates liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with aggregate carrying capacity of approximately 914,000 cubic meters.

Visit the Partnership’s website at www.dynagaspartners.com.

Contact Information:

Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis / Markella Kara
Capital Link, Inc.

230 Park Avenue, Suite 1540
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com